                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)

                               (AMENDMENT NO. 1)

                       UNITED VIDEO SATELLITE GROUP, INC.
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                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                   913155107
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                                (CUSIP Number)


                             STEPHEN M. BRETT, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                           TELE-COMMUNICATIONS, INC.
                                5619 DTC PARKWAY
                              ENGLEWOOD, CO  80111
                                 (303) 267-5500
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                JANUARY 8, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent (continued on following page).

------------
* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 pages
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CUSIP No. 913155107                  13D                       Page 2 of 6 pages
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1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   TELE-COMMUNICATIONS, INC.
   84-1260157
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2  Check the Appropriate Box if a Member of a Group*
                                                                         (a) [_]
                                                                         (b) [_]
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3  SEC Use Only


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4  Source of Funds*

   OO
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5  Check if Disclosure of Legal Proceedings is Required
   Pursuant to Items 2(d) or 2(e)
                                                                             [_]
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6  Citizenship or Place of Organization

   DELAWARE
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   Number of Shares Beneficially Owned by Each Reporting Person With
   -----------------------------------------------------------------------------
    7  Sole Voting Power                26,892,054 SHARES
   -----------------------------------------------------------------------------
    8  Shared Voting Power              0 SHARES
   -----------------------------------------------------------------------------
    9  Sole Dispositive Power           26,892,054 SHARES
   -----------------------------------------------------------------------------
   10  Shared Dispositive Power         0 SHARES
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11  Aggregate Amount Beneficially Owned by Each Reporting Person

    26,892,054 SHARES
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12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                             [_]
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13  Percent of Class Represented by Amount in Row (11)

    73.1%

    Assumes conversion of Class B Common Stock into Class A Common Stock. Because each share of Class B Common Stock is generally entitled to ten votes per share, the Reporting Person owns equity securities of the Company representing approximately 93.3% of the voting power of the Company (assuming no conversion of the Class B Common Stock).
--------------------------------------------------------------------------------
14  Type of Reporting Person*

    CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to

                                  SCHEDULE 13D

                                  Statement Of

                           TELE-COMMUNICATIONS, INC.

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                       UNITED VIDEO SATELLITE GROUP, INC.

          This Report on Schedule 13D relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of United Video Satellite Group, Inc., a Delaware corporation (the "Company"), and includes information regarding (i) the Class A Common Stock and (ii) the Class B Common Stock, par value $.01 per share, of the Company (the "Class B Common Stock"). The Report on Schedule 13D originally filed by Tele-Communications, Inc., a Delaware corporation ("TCI" or the "Reporting Person"), on February 2, 1996, with the Securities and Exchange Commission (the "TCI Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 1 to the TCI Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

          Item 3 of the TCI Schedule 13D is hereby amended and supplemented by adding the following information thereto:

          In addition to the shares of the Company held by TCI as previously reported (which shares were subject to a 2 for 1 stock split effective March 12,
1996), TCI acquired 12,373,294 additional shares of Class A Common Stock (the "Shares") from Lawrence Flinn, Jr. ("Flinn"), the Company's founder and Chairman Emeritus, pursuant to a Stock Purchase Agreement, dated January 8, 1998, among
Flinn, TCI and TCI UVSG, Inc., a wholly owned subsidiary of TCI.   The Shares
represented all of the capital stock of the Company owned by Flinn prior to the transaction. In exchange for the Shares, TCI issued to Flinn 4,891,163 shares of Tele-Communications, Inc. Series

                               Page 3 of 6 pages

A Liberty Media Group Common Stock and 6,344,406 shares of Tele-Communications,
Inc. Series A TCI Ventures Group Common Stock.   TCI and Flinn also entered into
a Registration Rights Agreement, dated January 8, 1998, pursuant to which TCI agreed to give Flinn registration rights for the shares of TCI he received in
the transaction.   The transaction was consummated on January 12, 1998.

ITEM 4.   PURPOSE OF TRANSACTION
          ----------------------

          Item 4 of the TCI Schedule 13D is hereby amended and supplemented by adding the following information thereto:

          The purpose of the purchase of Flinn's shares was to increase TCI's ownership of and involvement in the businesses conducted by the Company.

          Other than as described herein, TCI does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

          Notwithstanding anything contained herein, TCI reserves the right, depending on all relevant factors, to change its intention with respect to any and all of the matters referred to in the preceding paragraph.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

          Item 5 of the TCI Schedule 13D is hereby amended and restated in its entirety by the following:

          (a) TCI beneficially owns 26,892,054 shares of Class A Common Stock, representing approximately 73.1% of the outstanding shares of Class A Common Stock (assuming,

                               Page 4 of 6 pages
in each case, the conversion of all outstanding shares of Class B Common Stock, all of which are owned by TCI). If the Class B Common Stock is not deemed to have been converted, TCI beneficially owns 14,518,760 shares of Class A Common Stock, representing 59.5% of the outstanding shares of Class A Common Stock.
TCI beneficially owns 12,373,294 shares of Class B Common Stock, representing 100% of the outstanding shares of Class B Common Stock. Each share of Class B Common Stock is convertible at any time at the option of the holder thereof into one share of Class A Common Stock.

          Each share of Class A Common Stock has one vote, and each share of Class B Common Stock has ten votes, on all matters presented to the holders of such shares. The Class A Common Stock and Class B Common Stock vote together as a single class for the election of directors and on all other matters to be voted on by the stockholders of the Company, except as required by law. The shares of Class A Common Stock and Class B Common Stock held of record by TCI represent approximately 93.3% of the combined voting power of the Class A Common Stock and the Class B Common Stock voting together as a single class.

          (b) TCI has sole power to vote all 14,518,760 shares of Class A Common Stock and all 12,373,294 shares of Class B Common Stock owned beneficially and of record by TCI.

          TCI has sole power to dispose of all 14,518,760 shares of Class A Common Stock and all 12,373,294 shares of Class B Common Stock owned beneficially and of record by TCI.

          (c) Except as described in Item 3, neither TCI nor to the best knowledge of TCI, any of the persons named on Schedule 1 to the TCI Schedule 13D has effected any transaction in shares of Class A Common Stock or Class B Common Stock during the past 60 days.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT
          --------------------------------------------------------------------
          TO THE SECURITIES OF THE ISSUER
          -------------------------------

          Item 6 of the TCI Schedule 13D is hereby amended and supplemented by adding the following information thereto:

          The information in Item 3 and Item 4 above is hereby incorporated by reference herein.

                         [Signature on following page]

                               Page 5 of 6 pages
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                                   SIGNATURE
                                   ---------



     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: January 13, 1998


                                        TELE-COMMUNICATIONS, INC.

                                        By:     /s/ Stephen M. Brett
                                            -----------------------------
                                        Name:  Stephen M. Brett
                                        Title: Executive Vice President and
                                               General Counsel

                               Page 6 of 6 pages